Exhibit 99.1

ASUR Announces Total Passenger Traffic for July 2021

Compared with pre-pandemic levels of July 2019, passenger traffic declined 4.8% in Mexico and 6.9% in Colombia, and increased 15.6% in Puerto Rico

MEXICO CITY, Aug. 4, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that that total passenger traffic for July 2021 reached a total of 5.2 million passengers, 1.5% below the levels reported in July 2019, reflecting a continued recovery in travel demand in general and the rollout of vaccination campaigns in the US and gradual advances in Mexico, despite restrictions and requirements in certain countries of the world to contain the spread of the virus .

When compared to pre-pandemic levels of July 2019, passenger traffic declined 4.8% in Mexico and 6.9% in Colombia, while traffic in Puerto Rico increased 15.6%.

This announcement reflects comparisons between July 1 through July 31, 2021, from July 1 through July 31, 2020 and July 1 through July 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		July		% Chg 2021vs 2020	% Chg 2021vs 2019		Year to date		% Chg 2021 vs 2020	% Chg 2021 vs 2019
	2019	2020	2021			2019	2020	2021
Mexico	3,198,194	809,306	3,043,952	276.1	(4.8)	20,648,828	9,334,186	15,467,960	65.7	(25.1)
Domestic Traffic	1,634,446	574,574	1,499,657	161.0	(8.2)	9,532,322	4,549,044	8,122,700	78.6	(14.8)
International Traffic	1,563,748	234,732	1,544,295	557.9	(1.2)	11,116,506	4,785,142	7,345,260	53.5	(33.9)
San Juan, Puerto Rico	968,319	363,935	1,118,931	207.5	15.6	5,686,127	2,906,051	5,555,160	91.2	(2.3)
Domestic Traffic	851,865	351,932	1,042,005	196.1	22.3	5,068,032	2,684,660	5,301,739	97.5	4.6
International Traffic	116,454	12,003	76,926	540.9	(33.9)	618,095	221,391	253,421	14.5	(59.0)
Colombia	1,078,246	2,369	1,004,028	42,281.9	(6.9)	6,693,212	2,677,419	4,880,660	82.3	(27.1)
Domestic Traffic	903,812	1,654	841,393	50,770.2	(6.9)	5,661,642	2,276,126	4,170,917	83.2	(26.3)
International Traffic	174,434	715	162,635	22,646.2	(6.8)	1,031,570	401,293	709,743	76.9	(31.2)
Total Traffic	5,244,759	1,175,610	5,166,911	339.5	(1.5)	33,028,167	14,917,656	25,903,780	73.6	(21.6)
Domestic Traffic	3,390,123	928,160	3,383,055	264.5	(0.2)	20,261,996	9,509,830	17,595,356	85.0	(13.2)
International Traffic	1,854,636	247,450	1,783,856	620.9	(3.8)	12,766,171	5,407,826	8,308,424	53.6	(34.9)

Mexico Passenger Traffic
		July			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021 vs 2020	% Chg 2021 vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		1,634,446	574,574	1,499,657	161.0	(8.2)	9,532,322	4,549,044	8,122,700	78.6	(14.8)
CUN	Cancun	914,987	395,958	931,989	135.4	1.9	5,134,037	2,429,042	4,989,716	105.4	(2.8)
CZM	Cozumel	20,523	2,114	22,064	943.7	7.5	118,752	40,401	78,589	94.5	(33.8)
HUX	Huatulco	78,728	15,779	72,407	358.9	(8.0)	448,436	166,991	344,662	106.4	(23.1)
MID	Merida	237,223	55,578	170,038	205.9	(28.3)	1,465,713	702,560	961,827	36.9	(34.4)
MTT	Minatitlan	12,145	3,192	9,005	182.1	(25.9)	82,764	36,876	54,516	47.8	(34.1)
OAX	Oaxaca	100,386	21,908	77,901	255.6	(22.4)	567,630	310,872	414,193	33.2	(27.0)
TAP	Tapachula	30,959	14,745	35,359	139.8	14.2	211,879	135,549	219,761	62.1	3.7
VER	Veracruz	129,467	36,051	94,491	162.1	(27.0)	801,448	384,277	559,048	45.5	(30.2)
VSA	Villahermosa	110,028	29,249	86,403	195.4	(21.5)	701,663	342,476	500,388	46.1	(28.7)
International Traffic		1,563,748	234,732	1,544,295	557.9	(1.2)	11,116,506	4,785,142	7,345,260	53.5	(33.9)
CUN	Cancun	1,484,897	221,074	1,441,679	552.1	(2.9)	10,480,240	4,430,974	6,891,980	55.5	(34.2)
CZM	Cozumel	27,621	8,675	45,062	419.4	63.1	256,807	139,276	215,133	54.5	(16.2)
HUX	Huatulco	3,251	313	3,981	1,171.9	22.5	104,319	77,710	15,645	(79.9)	(85.0)
MID	Merida	19,463	1,874	22,578	1,104.8	16.0	126,135	64,628	100,346	55.3	(20.4)
MTT	Minatitlan	891	92	738	702.2	(17.2)	4,616	2,047	3,265	59.5	(29.3)
OAX	Oaxaca	16,449	520	15,938	2,965.0	(3.1)	84,606	40,953	59,829	46.1	(29.3)
TAP	Tapachula	1,581	515	1,111	115.7	(29.7)	7,951	4,195	4,728	12.7	(40.5)
VER	Veracruz	7,275	519	10,803	1,981.5	48.5	39,681	16,484	41,252	150.3	4.0
VSA	Villahermosa	2,320	1,150	2,405	109.1	3.7	12,151	8,875	13,082	47.4	7.7
Traffic Total Mexico		3,198,194	809,306	3,043,952	276.1	(4.8)	20,648,828	9,334,186	15,467,960	65.7	(25.1)
CUN	Cancun	2,399,884	617,032	2,373,668	284.7	(1.1)	15,614,277	6,860,016	11,881,696	73.2	(23.9)
CZM	Cozumel	48,144	10,789	67,126	522.2	39.4	375,559	179,677	293,722	63.5	(21.8)
HUX	Huatulco	81,979	16,092	76,388	374.7	(6.8)	552,755	244,701	360,307	47.2	(34.8)
MID	Merida	256,686	57,452	192,616	235.3	(25.0)	1,591,848	767,188	1,062,173	38.5	(33.3)
MTT	Minatitlan	13,036	3,284	9,743	196.7	(25.3)	87,380	38,923	57,781	48.4	(33.9)
OAX	Oaxaca	116,835	22,428	93,839	318.4	(19.7)	652,236	351,825	474,022	34.7	(27.3)
TAP	Tapachula	32,540	15,260	36,470	139.0	12.1	219,830	139,744	224,489	60.6	2.1
VER	Veracruz	136,742	36,570	105,294	187.9	(23.0)	841,129	400,761	600,300	49.8	(28.6)
VSA	Villahermosa	112,348	30,399	88,808	192.1	(21.0)	713,814	351,351	513,470	46.1	(28.1)

US Passenger Traffic, San Juan Airport (LMM)
	July			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
	2019	2020	2021			2019	2020	2021
SJU Total	968,319	363,935	1,118,931	207.5	15.6	5,686,127	2,906,051	5,555,160	91.2	(2.3)
Domestic Traffic	851,865	351,932	1,042,005	196.1	22.3	5,068,032	2,684,660	5,301,739	97.5	4.6
International Traffic	116,454	12,003	76,926	540.9	(33.9)	618,095	221,391	253,421	14.5	(59.0)

Colombia Passenger Traffic Airplan
		July			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		903,812	1,654	841,393	50,770.2	(6.9)	5,661,642	2,276,126	4,170,917	83.2	(26.3)
MDE	Rionegro	655,875	49	603,161	1,230,840.8	(8.0)	4,101,100	1,623,708	2,846,800	75.3	(30.6)
EOH	Medellin	98,190	1,002	92,305	9,112.1	(6.0)	607,858	244,650	500,391	104.5	(17.7)
MTR	Monteria	87,586	138	95,527	69,122.5	9.1	560,353	259,772	532,653	105.0	(4.9)
APO	Carepa	19,456	81	19,430	23,887.7	(0.1)	123,813	50,574	111,942	121.3	(9.6)
UIB	Quibdo	34,114	341	26,951	7,803.5	(21.0)	214,193	84,104	156,507	86.1	(26.9)
CZU	Corozal	8,591	43	4,019	9,246.5	(53.2)	54,325	13,318	22,624	69.9	(58.4)
International Traffic		174,434	715	162,635	22,646.2	(6.8)	1,031,570	401,293	709,743	76.9	(31.2)
MDE	Rionegro	174,434	715	162,635	22,646.2	(6.8)	1,031,570	401,293	709,743	76.9	(31.2)
EOH	Medellin	-					-
MTR	Monteria	-	-	-			-	-	-
APO	Carepa	-	-	-			-	-	-
UIB	Quibdo	-	-	-			-	-	-
CZU	Corozal	-	-	-			-	-	-
Traffic Total Colombia		1,078,246	2,369	1,004,028	42,281.9	(6.9)	6,693,212	2,677,419	4,880,660	82.3	(27.1)
MDE	Rionegro	830,309	764	765,796	100,135.1	(7.8)	5,132,670	2,025,001	3,556,543	75.6	(30.7)
EOH	Medellin	98190	1,002	92,305	9,112.1	(6.0)	607,858	244,650	500,391	104.5	(17.7)
MTR	Monteria	87,586	138	95,527	69,122.5	9.1	560,353	259,772	532,653	105.0	(4.9)
APO	Carepa	19,456	81	19,430	23,887.7	(0.1)	123,813	50,574	111,942	121.3	(9.6)
UIB	Quibdo	34,114	341	26,951	7,803.5	(21.0)	214,193	84,104	156,507	86.1	(26.9)
CZU	Corozal	8,591	43	4,019	9,246.5	(53.2)	54,325	13,318	22,624	69.9	(58.4)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR	InspIR Group
Lic. Adolfo Castro	Susan Borinelli
+52-55-5284-0408	+1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com